UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Proxy Card

On April 24, 2025, Inventiva S.A. (“Company”) began mailing its proxy card (“Proxy Card”) and Instructions for beneficial owners of American Depositary Shares (“Voting Instructions”) to the beneficial owners of the Company’s American Depositary Shares in connection with the Company’s Ordinary and Extraordinary General Meeting (“General Meeting”) that will be held on May 22, 2025 at 9 a.m., at Hôtel Villa M, 24-30, boulevard Pasteur – 75015 Paris, France. A copy of the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.1 and a copy of the Voting Instructions as Exhibit 99.2.

The information contained in this report on Form 6-K, including Exhibits 99.1 and 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Card.
99.2	Voting Instructions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: April 24, 2025	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer